FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2

NEWS RELEASE

April 16, 2013

   TSX-V Trading Symbol: ASX

OTC BB Trading Symbol: ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR DEVELOPMENT CORP. ANNOUNCES ADVANCE NOTICE POLICY

Alberta Star Development Corp. (TSXV: ASX; OTCBB: ASXSF) (the “Company”) announced today the approval by its board of directors (the “Board of Directors”) of an advance notice policy (the “Policy”) on April 15, 2013, which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of a person or persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (i) a requisition for a meeting made pursuant to the provisions of the Business Corporations Act (Alberta) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.   The Policy provides that the Board of Directors may, in its sole discretion, waive any requirement of the Policy.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special general meeting of shareholders (which is not also an annual general meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting was made.

The Policy is effective as of the date it was approved by the Board of Directors, and the Company shall seek ratification of the Policy by an ordinary resolution of the shareholders at the next annual and special general meeting of shareholders to be held on May 28, 2013, or any adjournment or postponement thereof (the “Meeting”). In the event that the Policy is not ratified at the Meeting, the Policy shall be void and of no further force or effect as of the termination of the Meeting.

The full text of the Policy is available via SEDAR at www.sedar.com or upon request by contacting the Chief Financial Officer of the Company at 604-488-0860.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  April 24, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director